UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Amprius Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03214Q 108

(CUSIP Number)

Dr. Kang Sun

Amprius, Inc.

1180 Page Avenue

Fremont, California 94538

(800) 425-8803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03214Q 108

1	NAMES OF REPORTING PERSON Kang Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,766,174(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,766,174(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,766,174(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 108,542 shares of common stock of Amprius Technologies, Inc. (“Common Stock”), (ii) 88,729 shares of Common Stock issuable upon vesting of restricted stock units and (iii) 7,568,903 shares of Common Stock issuable upon exercise of options.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the Reporting Person by (b) the sum of (i) 105,838,789 shares of Common Stock outstanding as of October 23, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 23, 2024, (ii) 88,729 shares of Common Stock deemed to be beneficially owned by the Reporting Person that are issuable upon vesting of restricted stock units held by the Reporting Person and (iii) 7,568,903 shares of Common Stock deemed to be beneficially owned by the Reporting Person that are issuable upon exercise of options held by the Reporting Person.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Amprius Technologies, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1180 Page Avenue, Fremont, California 94538. The Issuer’s Common Stock is listed on the New York Stock Exchange under the symbol “AMPX.”

Item 2. Identity and Background.

(a)	Kang Sun (the “Reporting Person”)

(b)	The address for the principal business office of the Reporting Person is: 1180 Page Avenue Fremont, California 94538

(c)	The principal occupation of the Reporting Person is serving as Chief Executive Officer of the Issuer and as a member of the Issuer’s board of directors.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Kang Sun - USA

Item 3. Source and Amount of Funds or Other Consideration.

On September 14, 2022 (the “Closing Date”), pursuant to a Business Combination Agreement, dated as of May 11, 2022 (the “Business Combination Agreement”), by and among the Issuer, Kensington Capital Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Amprius Technologies Operating, Inc. (“Legacy Amprius”), a business combination between the Issuer and Legacy Amprius was effected through the merger of Merger Sub with and into Legacy Amprius, with Legacy Amprius surviving such merger as a wholly owned subsidiary of the Issuer (together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

In connection with the Business Combination, the Reporting Person acquired options to purchase an aggregate of 3,457,763 shares of Common Stock.

On March 19, 2024, the Reporting Person received a grant of 1,419,670 restricted stock units. As of the date of this Schedule 13D, 177,459 of such restricted stock units have vested.

On October 23, 2024, Amprius, Inc. (“Amprius Holdings”), which was the majority stockholder of the Issuer, voluntarily liquidated and dissolved. In connection with the liquidation and dissolution of Amprius Holdings, the Issuer assumed from Amprius Holdings the outstanding options to purchase shares of Amprius Holdings’ Class A common stock (the “Holdings Options” and, each such option, a “Holdings Option” and such assumption, the “Option Assumption”).

As a result of the Option Assumption, each Holdings Option became an option to purchase a number of shares of Common Stock (collectively, the “Assumed Options”), and the terms of the Holdings Options, including the number of shares of Common Stock underlying the Assumed Option and the exercise price, were adjusted in a manner that was designed to comply with the requirements of U.S. Internal Revenue Code treasury regulation relating to equity grant assumptions. In connection with the Option Assumption, the Reporting Person acquired options to purchase an aggregate of 4,774,633 shares of Common Stock.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

In connection with the Business Combination, the Reporting Person received options to purchase 3,457,762 shares of Common Stock with a weighted average exercise price of $1.72 per share in exchange for options to purchase 2,375,000 shares of Legacy Amprius common stock with a weighted average exercise price of $2.50 per share. Of such options, options to purchase 2,680,528 shares of Common Stock remain subject to certain ongoing vesting conditions as of the date of this Schedule 13D.

In connection with the Option Assumption, the Reporting Person received options to purchase 4,774,633 shares of Common Stock with a weighted average exercise price of $2.40 per share in exchange for options to purchase 6,877,722 shares of Holdco’s Class A common stock with a weighted average exercise price of $1.66 per share. All such options are fully vested as of the date of this Schedule 13D.

The Reporting Person serves as Chief Executive Officer of the Issuer and as a member of the Issuer’s board of directors and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Amended and Restated Bylaws (the “Bylaws”), each described in Item 6 of this Schedule 13D, and the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

From time to time, the Reporting Person, in his capacity as Chief Executive Officer of the Issuer and a member of the Issuer’s board of directors, may also acquire beneficial ownership of additional shares of Common Stock or other securities of the Issuer as compensation, by purchase or otherwise, including (a) pursuant to the exercise of options or vesting of any restricted stock units currently owned by the Reporting Person or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which he qualifies, including, but not limited to, awards of Common Stock, options to purchase shares of Common Stock, and restricted stock units for Common Stock.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals that may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer, pursuant to 10b5-1 trading plans or otherwise, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 7,766,174 shares of Common Stock, or 6.8% of the Issuer’s Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 105,838,789 shares of Common Stock outstanding as of October 23, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 23, 2024, plus (i) 88,729 shares of Common Stock issuable upon vesting of restricted stock units held by the Reporting Person that are deemed to be beneficially owned by the Reporting Person and (ii) 7,568,903 shares of Common Stock issuable upon exercise of options held by the Reporting Person that are deemed to be beneficially owned by the Reporting Person.

(b) The Reporting Person has sole voting and dispositive power with respect to (i) 108,542 shares of Common Stock, (ii) 88,729 shares of Common Stock issuable upon vesting of restricted stock units and (iii) 7,568,903 shares of Common Stock issuable upon exercise of options.

(c) Except as described Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2024

/s/ Kang Sun